As filed with the Securities and Exchange Commission on April 10, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(Amendment No. 1)

CREXUS INVESTMENT CORP.
(Name of the Issuer)

CREXUS INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

226553105
(CUSIP Number of Class of Securities)

Kevin Riordan

Chief Executive Officer and President
CreXus Investment Corp.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
Tel: (646) 829-0160

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPY TO:

Gilbert G. Menna

John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$875,829,120	$119,463

* The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CreXus Investment Corp., a Maryland corporation (the “Company”), other than Shares owned by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, at a purchase price of $13.05206 per Share, net to the seller in cash. As of March 15, 2013, there were 76,630,528 Shares issued and outstanding, of which 9,527,778 Shares are owned by Annaly. As a result, this calculation assumes the purchase of 67,102,750 Shares.

** The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119,463	Filing Party: Annaly Capital Management, Inc.
Form or Registration No.: Schedule TO (File No. 005-85012)	Date Filed: March 18, 2013

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Purpose of Amendment

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Transaction Statement on Schedule 13E-3, together with the exhibits thereto filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2013 by CreXus Investment Corp., a Maryland corporation (the “Company”), as amended and supplemented (the “Schedule 13E-3” or “Transaction Statement”). The filing person is the subject company. This Schedule 13E-3 relates to the offer (the “Offer”) by CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company that it does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in a Schedule TO (the “Schedule TO”) filed by Annaly and Acquisition, which contain as exhibits an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

The information in the Schedule 13E-3 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in Amendment No. 1. Capitalized terms used in the Amendment No. 1 without definition shall have the meanings specified in the Schedule 13E-3.

The information contained in the Solicitation/Recommendation Statement (Amendment Nos. 1 and 2) on Schedule 14D-9, filed by the Company with the Securities and Exchange Commission (“SEC”) on April 2, 2013 and April 10, 2013, respectively, copies of which are incorporated by reference hereto as Exhibits (a)(2)(B) and (a)(2)(C), respectively, and the information contained in the Tender Offer Statement (Amendment Nos. 1 and 2) on Schedule TO, filed by Annaly with the SEC on April 2, 2013 and April 9, 2013, respectively, copies of which are incorporated by reference hereto as Exhibits (a)(1)(G) and (a)(1)(H), respectively, is incorporated herein by reference and hereby amends, supplements and restates, as the case may be, the Schedule 13E-3.

Item 13.    Financial Statements.

Item 13 is hereby amended and supplemented by adding the following:

(c)	Summary Information.

Set forth below is certain summary financial information relating to the Company. This financial information has been excerpted or derived from the audited financial statements and the related notes filed as part of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). More comprehensive financial information (including management’s discussion and analysis of financial condition and results of operations) is included in the Form 10-K and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such filing and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the Form 10-K are incorporated herein by reference. Copies of such reports and other documents may be examined at or obtained from the SEC or obtained from the Company.

The following table sets forth summary historical consolidated financial data for the Company as of and for each of the fiscal years ended December 31, 2012 and 2011.

Selected Consolidated Financial Data

(dollars in thousands, except per share data)

	As of December 31,
	2012	2011
Statement of Financial Condition
Assets:
Commercial real estate loans net of allowance for loan losses ($0 and $369, respectively)	$729,822	$752,801
Cash and Cash Equivalents	123,543	202,814
Preferred equity held for investment	39,769	-
Real Estate Held for Sale	33,511	-
Investment in real estate, net	33,655	33,196
Other Assets	13,699	4,060
Liabilities:
Mortgages payable and participations sold	32,909	31,355
Dividends payable	24,522	26,817
Other liabilities	8,695	7,542
Stockholders Equity	907,873	927,157
Book Value per Share	11.85	12.10

Statement of Comprehensive Income
Net Interest income and total Other Income	89,869	122,746
Gross Profit	65,105	108,396
Income from Operations	65,066	108,396
Income from Operations per Share - Basic and Diluted	0.85	1.73
Net Income	71,032	108,396
Net Income per Share - Basic and Diluted	0.93	1.73
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	58.26x	46.74x

Item 16.    Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit

(a)(1)(G)	Tender Offer Statement (Amendment No. 1) on Schedule TO (incorporated by reference to the Schedule TO filed by Annaly and Acquisition with the SEC on April 2, 2013).

(a)(1)(H)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by Annaly and Acquisition with the SEC on April 9, 2013).

(a)(2)(B)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on April 2, 2013).

(a)(2)(C)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on April 10, 2013).

(a)(5)(C)	Press Release issued by the Company, dated April 10, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on April 10, 2013)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2013	CREXUS INVESTMENT CORP.

	By:	/s/ Kevin Riordan
Name: Kevin Riordan
Title: Chief Executive Officer and President